UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2011

Commission File No.:  001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada  M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐ No  ☒

A copy of each of the Registrant’s two press releases dated December 12, 2011 are furnished herewith and are incorporated by reference into the following Registration Statement:

Registration Statement on Form S-8 No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Press Release dated December 12, 2011: “Transition Therapeutics Announces Initiation of a Phase 1 Clinical Study of Diabetes Drug Candidate TT-401”.
99.2	Press Release dated December 12, 2011: “Transition Therapeutics Appoints New Chief Financial Officer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: December 12, 2011	By:	/s/ Tony Cruz
Name: Dr. Tony Cruz
Title: Chief Executive Officer